Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

INSIDE INFORMATION

BOARD AND SHAREHOLDER CHANGES

This announcement is made by Baozun Inc. (the “Company”) pursuant Rule 13.09 and Rule 13.51(2) of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong).

The board (the “Board”) of directors (the “Directors”) of the Company announces that with effect from May 30, 2024, Ms. Yang Liu has resigned as a Director due to shareholding changes of Alibaba Investment Limited (“Alibaba”) in the Company. In the meantime, the Board was informed that, on May 30, 2024, Alibaba, a substantial shareholder of the Company (as defined in the Listing Rules) entered into a sale and purchase agreement with Champion Kerry Inc., pursuant to which Alibaba agreed to sell, and Champion Kerry Inc. agreed to purchase, 26,469,422 class A ordinary shares of the Company, representing approximately 14.4% of the total number of issued shares of the Company (the “Transfer of Shares”) as at March 31, 2024. Immediately after the Transfer of Shares, Alibaba will cease to be a shareholder of the Company while Champion Kerry Inc. will become a substantial shareholder of the Company. The Company and Alibaba will maintain their mutually beneficial business relationship, including continuing their strategic cooperation.

Ms. Yang Liu confirmed that she had no disagreement with the Board and there were no other matters relating to her resignation that should be brought to the attention of the shareholders of the Company or the Stock Exchange.

The Board would like to take this opportunity to express its gratitude to Ms. Yang Liu for her invaluable contributions to the Company during her tenure of office.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, May 30, 2024

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu and Mr. Satoshi Okada as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

* For identification purposes only